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SEC FILE NUMBER
0-26266

CUSIP NUMBER
944947

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	12/31/05

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Microfield Group, Inc.

Full Name of Registrant

Former Name if Applicable
1631 NW Thurman Street, Suite 200

Address of Principal Executive Office (Street and Number)
Portland, Oregon 97209

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(2)	Microfield has been diligently preparing its records for the Company’s public accountants and for compliance with SEC regulations. This process has required allocations of additional resources and time to assure accurate and complete record keeping and disclosures. The Company undertook two acquisitions and a private placement during the last half of 2005. The Company hired a new Chief Financial Officer and a new Corporate Controller in the last six calendar months. Additional time is needed to ensure that the financial information contained in the Form 10-KSB is properly reviewed, and is complete and accurate. Form 10-KSB cannot be prepared for timely filing without unreasonable effort and expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Randall R. Reed	503	419.3364
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate revenues to increase from $36,466,618 to a range of approximately $57,00,000 to $58,000,000 over the twelve-month period ended January 1, 2005 and December 31, 2005, respectively.

We anticipate net loss to increase from $6,181,683 to a loss in the range of approximately $77,000,000 to $78,000,000 over the twelve-month periods ended January 1, 2005 and December 31, 2005, respectively. These results for 2005 will include approximately $77,420,000 in charges related to the impairment of goodwill acquired in the acquisition of EnergyConnect in October 2005, and also $503,000 in charges related to the revaluation of the value of warrants issued in connection with a private placement that also occurred in October 2005.

We anticipate earnings per share to change from a loss of $0.36 per share to a loss in the range of approximately $2.80 to $2.90 per share over the twelve-month periods January 1, 2005 and December 31, 2005, respectively.

Microfield Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Randall R. Reed

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